Press Release

Ahold announces final tender spreads on Solicitation of offers to sell up to EUR lbn equivalent of Bonds

NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY (SEE FULL OFFER RESTRICTIONS BELOW)

Amsterdam, The Netherlands, October 17, 2005 -- Ahold Finance U.S.A., LLC ("Ahold Finance") and Koninklijke Ahold N.V. ("Koninklijke Ahold" and together with Ahold Finance, the "Companies") today announced final tender spreads for their Solicitations of offers to sell up to EUR 1,000,000,000 equivalent of bonds that were launched on Tuesday 11 October 2005. The Companies will accept for purchase maximum amounts of the Notes at purchase prices based on final tender spreads to the reference bonds, all as detailed below.

------------------------------------------------------------------------------------------------------------------------------------
  Common
 Code/ISIN           Aggregate                                Principal Amount                                               Final
 Number of        Principal Amount                               subject to                                                  Tender
 the Notes          Outstanding              Notes              Solicitation                   Reference Bond                Spread
------------     ------------------     ----------------     ------------------     -------------------------------------    -------
 014028030/      (pound)500,000,000      6.50 per cent.            Up to            4.75 per cent. UK Treasury Gilt due 7    196 bps
XS0140280305                            Guaranteed Notes     (pound)250,000,000      September 2015 (ISIN: GB0033280339
                                            due 2017                                      Common Code: 017752952)
------------------------------------------------------------------------------------------------------------------------------------
 014028064/      (euro)600,000,000       5.875 per cent.           Up to            Bundesrepublik Deutschland 5.00 per      108 bps
XS0140280644                            Guaranteed Notes     (euro)330,000,000           cent. due 4 January 2012
                                            due 2012                                       (ISIN: DE0001135192
                                                                                         Common Code: 014105646)
------------------------------------------------------------------------------------------------------------------------------------
 012897359/      (euro)1,500,000,000     5.875 per cent.           Up to            OBL Series 142 3.00 per cent. due          52bps
XS0128973590                             Notes due 2008      (euro)300,000,000                11 April 2008
                                                               (which may be               (ISIN: DE0001141422
                                                             increased at the            Common Code: 016866261)
                                                                 option of
                                                             Koninklijke Ahold)
------------------------------------------------------------------------------------------------------------------------------------

The Companies have invited all eligible holders of the Notes to offer to sell such Notes to Ahold Finance and Koninklijke Ahold, respectively, upon the terms and conditions contained in the Solicitation Memorandum dated 11 October 2005. The Companies will also pay accrued and unpaid interest on those Notes accepted for purchase pursuant to the Solicitations.

If Ahold Finance receives offers to sell representing aggregate principal amounts of 2017 Notes or 2012 Notes less than the target principal amounts of GBP 250,000,000 and EUR 330,000,000, respectively, Koninklijke Ahold will increase its target principal amount in respect of the 2008 Notes. If the aggregate principal amount of Notes offered for sale pursuant to the Solicitations exceeds the aggregate principal amount of the Notes that the Companies agree to accept for purchase, then all orders will be accepted on a pro rata basis as described in the Solicitation Memorandum.

                                                                         2005040

[Graphic omitted] Ahold

     www.ahold.com

Key Dates

Event                                                 Date/Time
-----                                                 ---------

                                             From and including 9.00 a.m. CET on
Period during which Electronic Orders        October 11, 2005 up to and
may be submitted by Noteholders (the         including 5.00 p.m. CET on October
"Solicitation Period").....................  19, 2005

Expiration Time............................  October 19, 2005, at 5.00 p.m. CET

Announcement of results, any increase of     October 20, 2005, prior to 12.00
the targeted principal amount of the         midday CET
2008 Notes purchased and any pro-ration
of the 2017 Notes, the 2012 Notes or the
2008 Notes.................................

Pricing Time...............................  October 20, 2005, at or around
                                             12.00 midday CET

Anticipated Settlement Date................  24 October 2005

Eligible holders of the Notes are advised to read carefully the Solicitation Memorandum for full details of and information on the procedures for participating in the Solicitations. BNP Paribas and JPMorgan are acting as Lead Dealer Managers. JPMorgan Chase Bank is acting as Tender Agent. Barclays Capital and Goldman Sachs are acting as Co-Dealer Managers on this transaction.

Requests for all information in relation to the Solicitations should be directed to the Lead Dealer Managers:

          Lead Dealer Manager                     Lead Dealer Manager and Transaction Co-ordinator
              BNP PARIBAS                                   J.P. Morgan Securities Ltd.
           10 Harewood Avenue                                     125 London Wall
             London NW1 6AA                                       London EC2Y 5AJ
  Attention: Debt Restructuring Group             Attention: Liability Management - John Cavanagh
Email: debt.restructuring@bnpparibas.com                 Email: john.cavanagh@jpmorgan.com
       Tel: +44 (0) 20 7595 8668                         Tel: +44 (0) 20 7742 7506

Requests for information in relation to the offeringto-sell procedures should be directed to:

                                The Tender Agent

                            JPMorgan Chase Bank, N.A.
                                  Trinity Tower
                              9 Thomas More Street
                                 London E1W 1YT
                            Attention: Edmond Leedham
                      Email: edmond.f.leedham@jpmorgan.com
                            Tel: +44 (0) 20 7777 9458

Ahold Press Office: +31 (0) 75 659 5720

Disclaimer

This press release does not constitute, or form part of, an offer to buy or the solicitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefore. No indications of interest in the Solicitations are sought by this press release. The Solicitations are not being made to, and no offer to sell will be accepted from, or on behalf of, holders of securities in any jurisdiction in which the Solicitations are unlawful.

This release must be read in conjunction with the Solicitation Memorandum. This release and the Solicitation Memorandum contain important information, which should be read carefully before any decision is made in relation to the Solicitations. If you are in any doubt as to the contents of this release or the Solicitation Memorandum or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, or from another appropriately authorised independent financial adviser.

[Graphic omitted] Ahold

     www.ahold.com

Offer Restrictions

United Kingdom
The Solicitations are only being made to persons outside the United Kingdom, persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43 of the Order, or other persons to whom it may lawfully be communicated in accordance with the Order.

United States
The Solicitations are not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes may not be offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Solicitation Memorandum and any related documents are not being and must not be mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Solicitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States or any U.S. person will not be accepted.

Italy
The Solicitations are not being made in the Republic of Italy. The Solicitations and the Solicitation Memorandum have not been submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Solicitations are not available to them and they may not submit for offers to sell Notes in any Solicitation and, as such, any acceptance received from such persons shall be ineffective and void. Neither the Solicitation Memorandum nor any other solicitation material relating to the Solicitations, or the Notes may be distributed or made available in the Republic of Italy.

Belgium
In Belgium, the Solicitations will not, directly or indirectly, be made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2(0) of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the "Public Decree"), each acting on their own account. The Solicitation Memorandum has not been and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financiere et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly may not be used in connection with any solicitation in Belgium except as may otherwise be permitted by law.

France
The Solicitation Memorandum has not been submitted to the clearance procedures of the French Autorite des Marches Financiers. The Solicitations are not being made, directly or indirectly, by way of a public offering in France (appel public a l'epargne) and only providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or qualified investors (Investisseurs Qualifies), all as defined in Articles L.411-1, L.411-2 and D.411-1 of the French Code Monetaire et Financier are eligible to offer to sell Notes.

Forward-Looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, expectations as to the success and timing of the Solicitations of offers to sell up to EUR 1,000,000,000 of outstanding Notes, statements as to the expected composition of the purchase price, including the final tender spreads and the inclusion of accrued and unpaid interest, statements as to the intention to increase the target principal amount of the 2008 Notes in the event that the offers to sell 2017 Notes and 2012 Notes are less than their respective target principal amounts and to accept orders on a pro rata basis with respect to any Notes in which offers to sell such Notes exceed the applicable target principal amounts, statements regarding certain key dates relating to the Solicitation, including the time frame of the Solicitation Period, the timing of the announcement of results, increases in target principal amount of the 2008 Notes and any pro rata acceptances, the expected timing of the pricing and the settlement date. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, the behavior of other market participants and the actions of government regulators, unanticipated changes in the reference bonds, unanticipated delays in making announcements relating to the Solicitation and difficulties in reaching or unanticipated delays with respect to the pricing, closing or settlement of the Solicitation. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

[Graphic omitted] Ahold

     www.ahold.com